Exhibit 9.4

DOMAIN NAME RENTAL AGREEMENT — DOC.COM

This Domain Name Rental Agreement (the "Agreement") is entered into between Yves Alexandre Alfred Savoir Garcia ("Owner") and Charles Nader ("Renter"), and is effective on the date of the last signature below.

1. Rental. Owner rents to Renter the right to use the domain name doc.com (the "Domain") for as long as this Agreement remains in effect. The Domain remains the property of Owner and remains registered in Owner's account. Nothing in this Agreement transfers ownership of the Domain to Renter.

2. Rent. Renter shall pay Owner US$50,000 (fifty thousand United States dollars) per month. The first payment of US$50,000 is due on Friday, September 18, 2026. Each following monthly payment is due on the 18th day of each month.

3. Termination. Owner may terminate this Agreement at any time by written notice to Renter. Owner may also terminate this Agreement if any payment is not received in full on its due date. On termination, Renter's right to use the Domain ends, and Owner may remove all access to the Domain and change its configuration.

4. Designated Administrator. Renter has designated Enrique Hernández to configure the Domain on Renter's behalf.

OWNER

Full legal name: Yves Alexandre Alfred Savoir Garcia

Signature: Yves Savoir

Date: 9/16/2026

RENTER

Full legal name: Charles Nader

Signature: [signature]

Date: 9/16/2026